Exhibit 1

TEL AVIV, ISRAEL, December 28, 2006 – Scailex Corporation Ltd. (“Scailex”) – (OTC BB – SCIX) announces that, in the framework of the evaluation of the submission of a bid to acquire control of Oil Refineries Ltd. (“ORL”) in the contemplated privatization of ORL, Scailex yesterday entered into a Shareholders Agreement with a foreign company regarding the formation, financing and operation of a subsidiary (to be controlled by Scailex), and regarding the subsidiary’s participation in the bid for control of ORL at the initial public offering of ORL’s shares. The foreign company is controlled by one of the world’s largest companies in the area of natural resources.

Scailex emphasizes that there are no assurances regarding the bid for acquiring ORL’s shares in the offering, its terms and/or its results.

Scailex Corporation Ltd.